Contact

www.linkedin.com/in/jasonschlager
(LinkedIn)

Top Skills

Logistics
Military Operations
Security Clearance

Jason Schlager

MPA
Salt Lake City Metropolitan Area

Experience

PodDApp Inc
Business Operations
January 2023 - Present (1 year 1 month)

I Marine Expeditionary Force
Multinational Logistics Officer - ACSA Program Manager
September 2019 - Present (4 years 5 months)

U.S. Marine Corps Forces Pacific
Multinational Logistics Officer
June 2018 - September 2019 (1 year 4 months)
Camp HM Smith, Hawaii, United States

U.S. Africa Command (AFRICOM)
ACSA Program Manager
April 2015 - June 2018 (3 years 3 months)
Stuttgart Area, Germany

U.S. Marine Corps Forces Pacific
Multinational Logistics Officer
October 2009 - April 2015 (5 years 7 months)
Camp HM Smith, Hawaii, United States

United States Marine Corps
Supply Administration
August 2002 - October 2009 (7 years 3 months)

Semper Fi

Education

University of San Francisco
Master of Public Administration (MPA) · (2015 - 2016)

Hawaii Pacific University

Bachelors of Science Business Administration, International Business · (2006 - 2009)